Exhibit 18

February 8, 2021

Board of Directors
Raytheon Technologies Corporation
870 Winter Street
Waltham, MA 02451

Dear Directors:

We are providing this letter to you for inclusion as an exhibit to Raytheon Technologies Corporation’s (the “Company”) Annual Report on Form 10-K for the year ended December 31, 2020 (the “Form 10-K”) pursuant to Item 601 of Regulation S-K.

We have audited the consolidated financial statements incorporated by reference in the Form 10-K and issued our report thereon dated February 8, 2021. Note 2 to the consolidated financial statements describes a change in accounting principle where the annual goodwill impairment testing date changed from July 1 to October 1 for the Pratt & Whitney and Collins Aerospace segments. It should be understood that the preferability of one acceptable method of accounting over another for the annual goodwill impairment test date in accordance with Accounting Standards Codification 350, Intangibles - Goodwill and Other, has not been addressed in any authoritative accounting literature, and in expressing our concurrence below we have relied on management’s determination that this change in accounting principle is preferable. Based on our reading of management’s stated reasons and justification for this change in accounting principle in the Form 10-K, and our discussions with management as to their judgment about the relevant business planning factors relating to the change, we concur with management that such change represents, in the Company’s circumstances, a change to a preferable accounting principle in conformity with Accounting Standards Codification 250, Accounting Changes and Error Corrections.

Very truly yours,

/s/ PricewaterhouseCoopers LLP
Boston, Massachusetts